August 9, 2019

Jane Hamilton Nielsen
Chief Operating Officer and Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

       Re: Ralph Lauren Corporation
           Form 10-K for the Fiscal Year Ended March 30, 2019
           Filed May 16, 2019
           File No. 001-13057

Dear Ms. Hamilton Nielsen:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2019

Notes to Consolidated Financial Statements
Note 9. Restructuring and Other Charges
Way Forward Plan, page F-26

1. We note in connection with the Way Forward Plan, on March 30, 2017, your Board of
      Directors approved the closure of your Polo store in New York City. You disclose that this location is no longer generating revenue and has no other economic activity. We also note that this appears to be a "build-to-suit" lease which has been capitalized. Please provide us with your impairment analysis of this leased asset, including your assumptions used to determine fair value.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jane Hamilton Nielsen
Ralph Lauren Corporation
August 9, 2019
Page 2

         You may contact Joel Parker at 202-551-3651 with any questions.



                                                           Sincerely,
FirstName LastNameJane Hamilton Nielsen
                                                           Division of
Corporation Finance
Comapany NameRalph Lauren Corporation
                                                           Office of Beverages,
Apparel and
August 9, 2019 Page 2                                      Mining
FirstName LastName